UPSNAP, INC.
134 Jackson Street, Suite 203, P.O. Box 2399
Davidson, North Carolina 28036
Tel:  (919) 412-8132

February 6, 2006

VIA EDGAR - FORM RW

Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	UPSNAP, INC. - Application for Withdrawal of Registration Statement on Form SB-2 (File No. 333-130785)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Upsnap, Inc., a Nevada corporation (the “Registrant”), hereby applies for withdrawal of its Registration on Form SB-2, including all exhibits thereto (File No. 333-130785), that was filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2005 (the “Registration Statement”). The Registrant is now requesting withdrawal of the Registration Statement as the financial statements required to be filed in connection with the Registrant’s January 6, 2006 acquisition of substantially all of the assets of XSVoice, Inc., a Tennessee corporation, are currently unavailable. The Registration Statement has not been declared effective by the Commission, and no sales of the securities have been made pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. The Registrant also requests in accordance with Rule 457(p) under the Act that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use by the Registrant.

Please fax a copy of the written order as soon as it is available to the Registrant, at (704) 500-2677, and to the attention of the Registrant’s counsel, Gregory Katz of Thelen Reid & Priest LLP, at (212) 829-2033. It is our understanding that this application for withdrawal of the Registration statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions with respect to this matter, please call Mr. Katz at (212) 603-6775. Thank you for your assistance in this matter.

Very truly yours,
UPSNAP, INC. By: /s/ Tony Philipp
President